CHINA ENERGY CORPORATION
No. 57 Xinhua East Street
Hohhot, Inner Mongolia, People’s Republic of China 010010

October 2, 2009
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn: Karl Hiller, Branch Chief

Re:	China Energy Corporation
Form 10-K for the Fiscal Year Ended November 30, 2008
Filed March 16, 2009
Form 10-Q for the Fiscal Quarter Ended February 28, 2009
Filed April 20, 2009
Form 10-Q for the Fiscal Quarter Ended May 31, 2009
Filed July 22, 2009
File No. 000-52409

Dear Mr. Hiller:

We are responding to the Staff’s comment letter dated August 28, 2009 (Staff’s Letter”) related to China Energy Corporation (“Company”).  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

Form 10-K for the Fiscal Year Ended November 30, 2008

General

1.
We note your responses to prior comment 1, 3, 5, & 10, indicate that you will include revised disclosures in an amendment to the Form 10-K, although you have not submitted the exact revisions that you intend to make. And while we acknowledge that you provided some language to be included in an amendment in response to prior comments 2, 4, 7 and 9, we have additional comments in this letter that may require further revisions to those disclosures. We also have additional comments pertaining to your responses to prior comment 6 and II, as your responses to these comments were not meaningful.

Please submit a draft amendment with your next reply that includes all marked changes for the revisions proposed in your prior responses and any additional changes necessary to comply with the comments in this letter.

Please also understand that you will need to provide error correction disclosures in a note to your financial statements, reconciling the as previously reported to the restated amounts, and consistent with the guidance in paragraph 26 of SFAS 154. Any columns or rows including restated amounts should be labeled as such.

Securities and Exchange Commission
File No. 000-52409
October 2, 2009

Please refer your auditors to the guidance in AU §420.12, pertaining to circumstances under which explanatory language will need to be added to the audit opinion. Given that you dismissed your prior auditor, we expect that you will need to have your new auditor reaudit your prior financial statements. Tell us if you have made these arrangements.

We also advise you of your obligations under Rule 13a-11 of Regulation 13A and Item 4.02 of Form 8-K, particularly General Instruction B which requires prompt disclosure about non-reliance on previously issued financial statements.

We have sent a draft of the Form 10-K/A to the Staff.  With respect corrected disclosures in the notes to the financials and the explanatory language in the audit opinion, please note that the Company has engaged the firm of Wei, Wei & Co. LLP to re-audit the years ended November 30, 2007 and 2008.  Accordingly, the draft Form 10-K/A does not include any financial statements.  We anticipate that the audit will take approximately four weeks and that the audit reports be finalized by the beginning of November.  At such time that the registrant determines that the previously issued financial statements should not be relied upon, the company will make the required disclosures.

2.
We remind you of your obligations under Rule 13a-11 of Regulation 13A to amend the Form 8-K that you filed on August 24, 2009 to include a letter from your prior auditor as described in Item 304(a)(3) of Regulation S-K, referenced in Item 4.01 of Form 8-K.

The Company has made the required filing.

Business page, 4

3.
We note that you have proposed disclosure in response to prior comment 2, indicating that you now intend to convert the present holding structure of the Operating Companies (Le. the current ownership in Coal Group and Heat Power) to Variable Interest Entities rather than to Foreign Invested Enterprises as you had previously disclosed.

You further state that the share exchange that occurred on November 30, 2004 with shareholders of the Operating Companies "... was not effected in such a way that would permit under applicable PRC law, the share registration of the Operating Companies held by the PRC Shareholders to be transferred on the records of the governing PRC regulatory authorities to the name of China Energy Corporation." You explain that "...the enforceability of the Company's claim to legal ownership of the Operating Companies may be subject to risk under applicable PRC law."

Securities and Exchange Commission
File No. 000-52409
October 2, 2009

We understand from this proposed disclosure that your ownership of the Operating Companies is not presently recognized as valid under PRC law. The disclosure on page 3 of your annual report indicates that your restructuring efforts were being undertaken in response to PRC regulations that came into effect on September 8, 2006. Please clarify whether your ownership of the Operating Companies was ever valid under PRC law, particularly upon completing the share exchange on November 30, 2004.

If you believe that your ownership of the Operating Companies is appropriate regardless of nonconformance with current PRC law, tell us how you have arrived at this view and provide us with any legal opinions that you have obtained in support of your position. If you have interim or transitional arrangements with PRC authorities, please describe the arrangements and submit any documentation that substantiates your view.

Please tell us whether you believe the lack of approval would constitute a restriction on your ability to exercise control over the operations, as this term is used in paragraph 48 of SFAS 141, including your rationale in formulating your opinion.

We believe that the Share Exchange Agreement which was governed by Nevada law was valid under Nevada law but the Company’s acquisition of the Operating Companies as a result of the exchange was not perfected under PRC law.  It was not until certain changes in PRC law, which became definitive in 2006, that the Company was made clear that a series of procedures of governmental approvals and certain additional corporate actions, as previously disclosed in our annual report, would be condition precedents to that perfection.  Since the Operating Companies and the original shareholders thereof are located in the PRC, any action to enforce or challenge the terms of the Share Exchange Agreement would ultimately have to be heard in the PRC to realistically be effective. Accordingly, given the issue as to perfection, we cannot predict to what extent a PRC administrative or court authority would determine that the Share Exchange Agreement or the intent of the parties as memorialized therein created a legal right or claim to ownership of the Operating Companies that would be enforceable under PRC law.  In addition, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection that we would enjoy in the PRC as compared with more developed legal systems.  It is also unclear as to the level of comity that a PRC court would extend to a contract governed by non-PRC law, or any final judicial determination as to the enforceability of contract made by a non-PRC court. Regardless, we believe that our ownership of the Operating Companies is appropriate because of the continued memorialization of the intent of the original shareholders of the Operating Companies (the “PRC Shareholders”) to transfer the business of the Operating Companies to the Company, the actions of the PRC Shareholders consistent with this view, the validity and enforceability of the framework agreement under PRC law  and the opinion of PRC counsel to such effect (a copy of which is attached hereto).  In addition, please note our responses to the Staff’s comment 4 below.

Securities and Exchange Commission
File No. 000-52409
October 2, 2009

We do not believe that the lack of approval would constitute a restriction on our ability to exercise control over the operations, as this term is used in paragraph 48 of SFAS 141, because of the following evidence of the Company’s control: (i) the intent of the PRC Shareholders, as indicated by their contractual agreements in the Share Exchange Agreement, to accept Company stock in consideration for their interests in, and control over, the Operating Companies as of the date thereof, (ii) the actual acceptance and receipt by the PRC Shareholders of Company stock at the time of the intended share exchange, (iii) the fact that since the date of the share exchange, neither the PRC Shareholders nor the Operating Companies have taken any action inconsistent with the intent of the share exchange, (iv) the execution by the PRC shareholders and PPI of the Trust Agreement on December 31, 2007 pursuant to which all the shareholders agreed to hold their interests in Coal Group and Heat Power in trust for PPI, and (v) the continued interlocking management of the Company and the Operating Companies from the date of share exchange to the date hereof.  Moreover, the covenants of the PRC Shareholders included in the framework agreement and the Trust Agreement reinforce the PRC Shareholders’ intent to have the Company control the Operating Companies.

4.
Please expand your disclosure to explain the implications for shareholders of not having the share registration for the Operating Companies reflect your company name on the records of the governing PRC regulatory authorities. Please address the following points and include other pertinent details in preparing this disclosure.

•	The circumstances under which your claim to legal ownership maybe at risk or challenged; and any proceedings of this nature that are currently underway..

•	The likelihood of your company maintaining control over the business.

•	Any reasonably possible liability associated with past operations in the event your acquisition is not upheld.

•	Your ability to obtain licenses, permits and other authorizations that are necessary to conduct business operations and commerce.

We have expanded our disclosure in the draft Form 10-K/A accordingly.

Management's Discussion and Analysis of Financial Condition and Results of  Operation, page 23

5.
We note your response to prior comment 4, proposing to expand your disclosure on the form of heat that is being supplied to your customers and to include a table showing the unit price and area for which steam heating was supplied during each period presented. Please include a similar table showing units of measurement for the electricity that is being supplied to your customers. Also submit a narrative integrating details of these volumes with your discussion of the result of operations; and please clarify the meaning of the two figures shown as square meters, according to user type and for each period in your table of steam heating supplied (e.g., residential 74.31101 in 2007).

Securities and Exchange Commission
File No. 000-52409
October 2, 2009

We have expanded the discussion and included a new table in the Company’s draft Form 10-K/A.

Financial Statements

Statements of Cash Flows, page F-5

6.
We understand from your response to prior comment 6 that you believe there is an error in your presentation of investing cash flows, although you have not yet determined bow you would resolve this matter. We reissue prior comment 6.

Since the Company has now engaged a new auditor to re-audit the Company’s financial statements, we are waiting to confirm what errors, if any, existed in the cash flow disclosure. Any error in presentation will be corrected in the re-audited financial statements.

7.
We note your response to prior comment 7, proposing to revise your presentation of financing cash flows related to advances from shareholders and short-term notes to utilize labeling that is consistent with the activity being depicted. It is unclear bow the cash flows depicted arc consistent with the changes shown on page F-2. Please submit a reconciliation of the cash flows on each line item in the financing section for each period to the changes in the corresponding accounts on your Balance Sheets.

Since the Company has now engaged a new auditor to re-audit the Company’s financial statements, we are waiting to determine how the numbers should be reconciled.

Fixed Assets, page F-7

8.
We note your response to prior comment 9, proposing a restated policy note stating that your depletion will be based on proven and probable reserves, rather than the total quantity of coal available in the mine as Previously disclosed; also indicating that you will use the straight-line method of amortizing mine development costs. Please submit your computations of the adjustments that are necessary to correct your financial statements for this change.  Also explain why you would not utilize the units-of-production method for calculating DD&A of mine acquisition and development costs as is the generally accepted practice in the industry, as articulated in EITF 04-6. If you believe that the two methods would not result in material differences in your periodic reporting, please submit the analysis that you performed in arriving at this view, including a schedule showing how this view is consistent with your year-to-year life-of-mine production schedule.

Securities and Exchange Commission
File No. 000-52409
October 2, 2009

Since the Company has now engaged a new auditor to re-audit the Company’s financial statements, we are waiting to confirm what adjustments, if any, are necessary to correct the financial statements and to determine if the two methods would result in material difference.

Controls and Procedures, page 48

9.
We note that you have not complied with prior comment 11, regarding your conclusion on the effectiveness of disclosure controls and procedures. Your response indicates that you do not understand the need to distinguish between disclosure controls and procedures, and internal control over financial reporting, in providing the disclosures required under Items 307 and 308 of Regulation S-K. Please read the definitions of disclosure controls and procedures, and of internal control over financial reporting in Rule 13a-15(e) and (f) of Regulation 13A, and contact us by telephone if you require further clarification or guidance. We reissue prior comment 11.

Please see revised disclosure in the draft Form 10-K/A.

Engineering Comments

10.
We note your response to prior comment 17 regarding the drill hole spacing at your coal mines Please add disclosure regarding your sample spacing that is consistent with the information submitted with your reply, clarifying that your mine has drill-hole spacing appropriate for precise estimates of 500 meters.

In China, the survey is done by professional agencies appointed by relevant governmental authorities. The agencies usually take their discretions to determine what drill-hole spacing is appropriate for precise estimate of coal reserve based on their surveys and studies. Companies do not carry out any reserve survey. After the Company makes payment to the relevant governmental authorities for the determined coal reserve, the actual reserve will have nothing to do with the aforesaid governmental authorities. We have included additional disclosure to such effect in the Company’s draft Form 10-K/A.

11.
We have considered the information about production and mining recovery that you provided in response to prior comment 18. Please include a table in your disclosure based on that information, showing your reconciliation, of your in-place reserves, mining recovery, and coal production; similar to the table below:

Fiscal Year End

Year	In-place Reserves	Recovery	Coal Produced

2006	1,374,927	40%	549,970

2007	1,147,637	40%	459,055

2008	330,122	80%	264,098

We have included a new table in the Company’s draft Form 10-K/A similar to the above.

Securities and Exchange Commission
File No. 000-52409
October 2, 2009

12.
Please add disclosure that is consistent with your response to prior comment 20, clarifying that Heat power purchased their coal from other companies and that you do not supply Heat Power with coal for fuel.

We have included the disclosure in the Company’s draft Form 10-K/A.

13.
We note your response to prior comments 19 and 21, including the maps you have submitted. The transportation map will address our map request. The additional maps may be included for additional clarity. Please insert the maps in your disclosure.

We have included the transportation map in the Company’s draft Form 10-K/A.

Sincerely,

/s/ Fu Xu

Fu Xu
Chief Financial Officer
China Energy Corporation

Han Kun Law Offices
Room 903, Office Tower C1, Oriental Plaza, 1 East Chang An Avenue, Beijing 100738, P. R. China
Tel: (86 10) 8525-5500; Fax: (86 10) 8525-551115522

September 10, 2009

To: China Energy Corporation

Re: Legal Opinion on Framework Agreement

We are qualified lawyers of the People's Republic of China ("PRC" or "China"). We have been requested by China Energy Corporation, a company organized under the laws of state of Nevada of the USA (the "Company"), to give this opinion with regard to legality, validity and enforceability of the framework agreement (the "Framework Agreement") dated July 13, 2009 by and among the Company, Inner Mongolia Tehong Coal & Power Group Co., Ltd., (formerly named as Inner Mongolia Tehong Coal Group Co. Ltd.), Inner Mongolia Zhunger Heat Power Co., Ltd., Mr. Ding Wenxiang, Ms. Li Yanhua, Mr. Ding Yi, Mr. Ding Biao, Hangzhou Dayuan Group Co., Ltd., Ordos City YiYuan Investment Co., Ltd, and Xinghe County Haifu Coal Transportation & Sale Co., Ltd..

For the purposes of this opinion, we have reviewed the executed copy of the Framework Agreement, and we have made investigation of the applicable laws and regulations of the PRC promulgated and publicly available as of the date of this Opinion.

In our examination of the Framework Agreement, we have assumed without independent investigation and inquiry that ("Assumptions"):

i.
All signatures, seals and chops are genuine, each signature on behalf of a party thereto is that of a person duly authorized to execute the same, the executed copy of the Framework Agreement submitted to us as original is authentic;

ii.
Each of the parties to the Framework Agreement is duly organized and is validly existing in good standing under the laws of its jurisdiction of organization and/or incorporation; each of them has full power and authority to execute, deliver and perform its obligations under the Framework Agreement to which it is a party in accordance with the laws of its jurisdiction of organization;

iii.
The Framework Agreement that was presented to us remains in full force and effect on the date of this opinion and have not been revoked, amended or supplemented, and no amendments, revisions, supplements, modifications or other changes have been made, and no revocation or termination has occurred, with respect to the Framework Agreement after it was submitted to us for the purposes of this legal opinion;

CONFIDENTIALITY. This document contains confidential information which may also be privileged. Unless you are the addressee (or authorized to receive for the addressee), you may not copy, use, or distribute it. If you have received it in error, please advise Han Kun Law Offices immediately by telephone or facsimile and return it promptly by mail. Thanks.

Han Kun Law Offices

iv.	The laws of any country or region other than China which may be applicable to the execution, delivery, performance or enforcement of any of the Framework Agreement are complied with; and

v.
All the factual statements provided to us by the parties to the Framework Agreement, including but not limited to those set forth in the Framework Agreement, are complete, true and correct. Where important facts were not independently established to us, we have relied upon certificates issued by the Government Agencies with proper authority which are available to us.

vi.	All the explanations and interpretations provided by the government officers duly reflect the official position of the relevant governmental authorities.

Based on the Framework Agreement and our understanding of the PRC law, subject to the Assumptions, qualifications set forth herein, and to our best knowledge after due inquiry against the Company, we are of the opinion that:

1.
Based on our understanding of the express and publicly available PRC laws and regulations, the execution, delivery and performance of the Framework Agreement by each of the parties to the Framework Agreement do not result in any violation of any applicable PRC laws and regulations.

2.
Based on our understanding of the express and publicly available PRC laws and regulations, the Framework Agreement and the consummation of the transactions contemplated by the Framework Agreement will be deemed enforceable by any competent PRC authority, except that the equity pledge under the Article 3 of the Framework Agreement shall take effect upon registration of such equity pledge with the registration authority.

3.	The Framework Agreement constitutes, upon execution, the legal, valid and binding obligations of the parties to the Framework Agreement.

Our opinion expressed above is subject to the following additional qualifications:

i.
Our opinion is subject to the restrictions of (i) any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally (including without limitation all laws relating to fraudulent transfers) and (ii) any judicial or administrative actions affecting creditors' rights generally.

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Han Kun Law Offices

ii.
Our opinion is subject to the effects of (i) certain legal or statutory principles affecting the enforceability of contractual rights generally under the concepts of public interest, social ethics, national security, good faith, fair dealing, and applicable statutes of limitation; (ii) any circumstance in connection with formulation, execution or performance of any legal documents that would be deemed materially mistaken, clearly unconscionable, fraudulent or coercive; (iii) judicial discretion with respect to the availability of specific performance, injunctive relief, remedies or defenses, or calculation of damages; and (iv) the discretion of any competent PRC legislative, administrative or judicial bodies in exercising their authority in the PRC.

iii.	No independent search, investigation or other verification action has been conducted by us with any governmental authorities for the purpose of issuing our opinion.

iv.
Our opinion is limited to the PRC laws and regulations of general application on the date hereof (for the purpose of this opinion only, the PRC or China shall not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region or Taiwan). We have made no investigation of, and do not express or imply any views on, the laws of any country other than the PRC.

v.
The PRC laws and regulations referred to herein are laws and regulations publicly available and currently in force on the date hereof and there is no guarantee that any of such laws and regulations, or the interpretation or enforcement thereof, will not be changed, amended or revoked in the future with or without retrospective effect.

vi.
This opinion is issued based on our understanding of the current PRC laws and regulations. For matters not explicitly provided under the current PRC laws and regulations, the interpretation, implementation and application of the specific requirements under the PRC laws and regulations are subject to the final discretion of competent PRC legislative, administrative and judicial authorities, which may be different from our opinion. Under relevant PRC laws and regulations, foreign investment is restricted in certain businesses. The interpretation and implementation of these laws and regulations, and their application to and effect on the legality, binding effect and enforceability of contracts, are subject to the discretion of competent PRC legislative, administrative and judicial authorities.

vii.	This opinion is intended to be used in the context which is specifically referred to herein.

viii.
As used in this opinion, the expression "to our knowledge" or similar language with reference to matters of fact refers to the current actual knowledge of the attorneys of this firm who have worked on matters for the Company in connection with the Framework Agreement and the transactions contemplated thereby. Except to the extent expressly set forth herein or as we otherwise believe to be necessary to our opinion, we have not undertaken any independent investigation to determine the existence or absence of any fact, and no inference as to our knowledge of the existence or absence of any fact should be drawn from our representation of the Company or the rendering of this opinion.

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Han Kun Law Offices

The opinion expressed herein is solely for the benefit of the Company and without our prior written consent, neither our opinion nor this opinion letter may be disclosed to or relied upon by any other person.

This opinion is strictly limited to the matters stated herein and no opinion is implied or may be inferred beyond the matters expressed stated herein. The opinion expressed herein is rendered only as of the date hereof, and we assume no responsibility to advise you of facts, circumstances, events or developments that hereafter may be brought to our attention and that may alter, affect or modify the opinion expressed herein.

Yours faithfully,

/s/ Han Kun Law Offices
HAN KUN LAW OFFICES

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